                                                                                                        ----------------------------
                              UNITED STATES                                                                      OBM APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION                                                  ----------------------------
                          Washington, D.C. 20549                                                         OMB Number: 3235-0101
                                                                                                         Expires: September 30,1995
                                 FORM 144                                                                Estimated average burden
                                                                                                         hours per response......2.0
                   NOTICE OF PROPOSED SALE OF SECURITIES                                                ============================
            PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933                                               SEC USE ONLY
                                                                                                        ============================
                                                                                                        DOCUMENT SEQUENCE NO.

                                                                                                        ----------------------------
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order          CRISP NUMBER
with a broker to execute sale or executing a sale directly with a market maker.
===============================================================================================         ----------------------------
1(a) NAME OF ISSUER (Please type or print)        (b)  IRS IDENT. NO.       (c) S.E.C. FILE NO.         WORK LOCATION

      TELEPHONE AND DATA SYSTEMS, INC                   36-2669023               001-14157
-----------------------------------------------------------------------------------------------         ----------------------------
1(d) ADDRESS OF ISSUER      STREET           CITY            STATE               ZIP CODE               (e)  TELEPHONE NO.
                                                                                                           AREA CODE     NUMBER
      30 N. LaSalle St., Ste. 4000           Chicago           IL                  60602                     (312)       630-1900
------------------------------------------------------------------------------------------------------------------------------------
2(a) NAME OF PERSON FOR WHOSE           (b) SOCIAL SECURITY NO.(c) RELATIONSHIP       (d) ADDRESS  STREET     CITY   STATE  ZIP CODE
  ACCOUNT THE SECURITIES ARE TO BE SOLD     OR IRS IDENT. NO.      TO ISSUER

     Byron A. Wertz as custodian for              ---           Vice President -         7900 International  Minneapolis, MN 55425
     children, uniform gift to minors                           Corporate Development    Drive Ste. 200
------------------------------------------------------------------------------------------------------------------------------------
             INSTRUCTION:   The person filing this notice should contact the issuer to obtain the IRS. Identification Number and the S.E.C. File Number.
------------------------------------------------------------------------------------------------------------------------------------

3(a)Title of  (b)Name and Address of Each      SEC USE ONLY  (c)Number of  (d)Aggregate  (e)Number of   (f)Approximate (g)Name of
  the Class of   Broker Through Whom the       -------------    Shares or     Market        Shares or      Date of Sale   Each
  Securities     Securities are to be Offered  Broker-Dealer    Other Units   Value         Other Units                   Securities
  To Be Sold     or Each Market Maker who is   File Number      To be sold                  Outstanding                   Exchange
                 Acquiring the Securities
                                                               (See instr.   (Sec instr.   (See instr.    (See instr.    (See instr.
                                                                3 (c))        3 (d))        3 (e))         3 (f))         3 (g))
                                                                                                           (MM DD YY)
------------------------------------------------------------------------------------------------------------------------------------
  Common         Scottsdale Securities                           2,107       $256,790      53,024,790      09/12/00       AMEX
                 8100 Penn Ave. Ste. 145
                 Bloomington, MN 55425
------------------------------------------------------------------------------------------------------------------------------------



====================================================================================================================================


INSTRUCTIONS:

1.                                                                      3.
a) Name of Issuer                                                       a) Title of the class of securities to be sold
b) Issuer's I.R.S. Identification Number                                b) Name and address of each broker through whom the
c) Issuer's S.E.C. file number, if any                                     securities are intended to be sold
d) Issuer's address, including zip code                                 c) Number of shares or other units to be sold (if debt
e) Issuer's telephone number, including area code                          securities, give the aggregate face amount)
                                                                        d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of
                                                                           this notice


2.                                                                      e) Number of shares or other units of the class outstanding,
a) Name of person for whose account the securities are to be sold          or if debt securities the face amount thereof
b) Such person's Social Security or I.R.S. identification number           outstanding, as shown by the most recent report or
c) Such person's relationship to the issuer (e.g. officer, director, 10%   statement published by the issuer
   stockholder, or member of immediate family or any of the foregoing)  f) Approximate date on which securitites are to be sold
d) Such person's address, including zip code                            g) Name of each securities exchange, if any, on which the
                                                                           securities are intended to be sold.




                                               TABLE I - SECURITITES TO BE SOLD

               Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
====================================================================================================================================
 Title of     Date You    Nature of Acquisition    Name of Person from                 Amount of          Date of        Nature of
 the Class    Acquired    Transaction              Whom Acquired (If gift,             Securities         Payment        Payment
                                                   also date donor acquired)           Acquired
------------------------------------------------------------------------------------------------------------------------------------
 Common        12/31/89   Shares received      LeRoy T. Carlson - prior to 1989         3,000               N/A            N/A
                          as a gift

====================================================================================================================================


INSTRUCTIONS:  If the securities  were purchased and full payment  therefore was not  made in cash at the time of  purchase, explain  in the  table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other  obligation,  or if payment was made in installments  describe the  arrangement  and state when the note or other  obligation was discharged in full or the last installment period.
------------------------------------------------------------------------------------------------------------------------------------



                                       TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

           Furnish the following  information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
====================================================================================================================================
                                                                                       Amount of
 Name and Address of Seller        Title of Securities Sold        Date of Sale        Securities Sold        Gross Proceeds
------------------------------------------------------------------------------------------------------------------------------------
N/A






====================================================================================================================================


REMARKS:

INSTRUCTIONS:  See the definition of  "person" in  paragraph            ATTENTION: The person for whose account the securities to
(a) of Rule 144.  Information is to be given  only as to the            which this notice relates are to be sold hereby represents
person  for whose  account the securities are to be sold but            by signing this notice that he does not know any material
also as to all other persons included in that definition.               adverse information in regard to the current and prospective
In addition, information shall be given as to sales by                  operations of the Issuer of the securities to be sold which
all persons  whose sales are required by paragraph (e) of               has not been publicly disclosed.
Rule 144 to be aggregated with sales for the account of the
person filing this notice.

                                                                                      /s/:  Byron A. Wertz as custodian for
                September 12, 2000                                                          children, uniform gift to minors
-----------------------------------------------------------                     ----------------------------------------------------
                 DATE OF NOTICE                                                                      SIGNATURE


           The notice shall be given by the person for whose  account  the  securities are to be sold.  At least  one copy of the  notice shall  be  manually signed.  Any  copies  not  manually signed  shall bear typed or printed signatures.




ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).
                                                                                                         SEC 1147 (10/90)